United States securities and exchange commission logo





                 November 30, 2022

       Oleg Movchan
       Interim Chief Executive Officer
       Enfusion, Inc.
       125 South Clark Street, Suite 750
       Chicago, IL 60603

                                                        Re: Enfusion, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 18,
2022
                                                            File No. 333-268477

       Dear Oleg Movchan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Aliya Ishmukhamedova, Law Clerk, at 202-551-2336 or Jan Woo, Legal
       Branch Chief, at 202- 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Gregg L. Katz